UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Form 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 CytoGenix, Inc.
                 (Name of Small Business Issuer in its charter)


               Nevada                               76-0484097
   (State or other jurisdiction of     (I.R.S. Employer Identification No.)
    incorporation or organization)

                 9881 South Wilcrest, Houston, Texas     77099
              (Address of principal executive offices)(Zip Code)

Issuer's telephone number, (281) 988-6118


Securities to be registered under Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered
      NA                                              NA


Securities to be registered under Section 12(g) of the Act:

The registrant had 28,814,442 shares of Common Stock, at $.001 par value, outstanding as of September 30,1999.

(Title of class)

                                 CYTOGENIX, INC.

                                  FORM 10 - SB

TABLE OF CONTENTS

                                     PART I

ITEM  1.  DESCRIPTION OF BUSINESS........................................    2

ITEM  2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
          PLAN OF OPERATION..............................................    6

ITEM  3.  DESCRIPTION OF PROPERTY........................................    8

ITEM  4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
          OWNERS AND MANAGEMENT..........................................    8

ITEM  5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS............................................    9

ITEM  6.  EXECUTIVE COMPENSATION.........................................   10

ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................   10

ITEM  8.  LEGAL PROCEEDINGS..............................................   10

ITEM  9.  MARKET FOR COMMON EQUITY AND RELATED
          SHAREHOLDER MATTERS............................................   10

ITEM 10.  DESCRIPTION OF SECURITIES......................................   12

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS......................   12

ITEM 13.  FINANCIAL STATEMENTS...........................................   12

                                    PART F/S
FINANCIAL STATEMENTS OF THE REGISTRANT...................................  F-1

Item 1.           Description of Business

CytoGenix, Inc. (the company) is a development stage biotechnology company that has never had any sales. The primary focus of the CytoGenix, Inc. research is the implementing and enabling technologies useful in the final stage of delivery of therapeutic DNA and RNA molecules in cells.

The company was formed in 1995 as a biomedical research and development operation. Equity funding has been the only source of operational and research support from the outset. Capital resources have been carefully husbanded with the bulk of the funding allocated directly to research with administrative overhead held to a minimum.

IN AN EFFORT TO EXPLAIN THE CYTOGENIX(TM) ANTISENSE MOLECULE DELIVERY TECHNOLOGY (SSDNA INTRACELLULAR EXPRESSION VECTOR) IN EVERYDAY TERMS, SCIENTIFIC ACCURACY HAS NECESSARILY BEEN COMPROMISED. A FULLY ACCURATE SCIENTIFIC EXPLANATION IS AVAILABLE ON THE CYTOGENIX WEBSITE, WWW.CYTOGENIX.COM.

THE ROLE OF DNA

The DNA sequence within a gene is what cells use to produce proteins, which perform the most important tasks in the body. By studying how genes work and understanding how they go awry, scientists expect to develop new medicines that attack the underlying causes of disease, not just the symptoms. Makers of the new gene-based drugs hope they will offer advantages over existing treatments and command premium prices.

ANTISENSE THERAPY

The genetic code (operating system) for the human body is made up of nucleic acid constructs (DNA) which naturally occurs as a double strand of four nucleotides arranged in various sequences that control every function of the body. A similar material, RNA (three of the four nucleotides are the same) is used to convey the information contained in the DNA to other parts of the cells where various biological functions are performed, like the production of amino acids, proteins, enzymes, hormones, etc.

Most diseases are caused by incorrect or excess production of proteins in the cells of the body. This may be caused by a faulty gene or the activities of a bacteria or virus.

To produce a protein, the cell first makes a messenger RNA (mRNA) copy of the DNA code containing the information necessary to produce the protein. This is called the "sense" molecule. This message then moves to another part of the cell where it is translated into the process to produce the protein.

Scientists use the information content of the mRNA nucleotide sequence to construct highly specific "Antisense" molecules made up of single stranded DNA (ssDNA) comprised of the same naturally occurring biological material (nucleic acid) already found in the cells. An ssDNA antisense molecule specifically binds to and neutralizes the mRNA sequence coding for a target protein to prevent the cell from using that message to make that protein

Because of their specificity, Antisense molecules don't have the potential for toxicity of traditional chemical or herbal compounds. In addition, Antisense molecules can be designed to treat a wide range of infectious and inflammatory diseases, cardiovascular diseases, and cancer.

A key distinction of Antisense therapy is that it intervenes earlier in the disease process than traditional drug therapies.

Biotech researchers have identified and patented over 600 of the ssDNA molecules called oligodeoxyribonucleotides (ODNs) that are potential Antisense agents. The impediment to developing effective therapies using the Antisense molecules has been the problem of "delivering" the ODNs into individual cells where they can bind to the offending mRNA and prevent the production of harmful proteins.

This activity involves the design and use of a biological "vector". This use of the term "vector" implies is a recombinant biological construct (genetically engineered molecule) containing synthesized DNA sequences that may be delivered to a specific location by specific means with defined results.

The CytoGenix(TM) "ssDNA intracellular expression vector " (TroVec(TM)) overcomes the final stage "delivery" barrier by actually synthesizing sequence specific ODN antisense molecules in the cell where they must be to do their job.

By way of illustration: The DNA in the cell is the communications center that sends instructions to the cell to produce harmful proteins. This DNA may be part of the basic genetic structure (genome) or it could be a parasitic rogue gene, such as a virus, that may inhabit certain cells. RNA is the signal that carries the message. The antisense ODN "delivered" by the CytoGenix(TM) vector technology intercepts the signal and cancels the message. The harmful proteins are therefore not produced. The disease is arrested.

ANTISENSE THERAPY vis a vis GENE THERAPY

Unlike Antisense Therapy, which merely intercepts and cancels the messages that result in the production of disease causing proteins, Gene Therapy involves actually modifying the genetic code contained in the chromosomes of each cell. This is a much more radical procedure and has the inherent potential for unanticipated and unwanted results.

Gene therapy is the equivalent to rewriting part of the basic code in the operating system of a computer. Antisense therapy is analogous to deleting a file from a computer.

A MORE COMPREHENSIVE SCIENTIFIC EXPLANATION OF COMPANY TECHNOLOGY

Genetics research has discovered that it is possible to interrupt the progress of many diseases by interfering with the transmission of genetic information within the individual cells thus preventing the disease at the cellular level. This is called "antisense" therapy. An "antisense molecule" (ODN) must be introduced into the infected cells to intercept the "sense" messenger molecule and cancel it out. The CytoGenix, Inc. technology enables the process by "delivering" the antisense molecule to the targeted cells. The company intends to license its technology to commercial interests who own the patents for the various gene sequences.

The company has developed a "cassette" (Antisense molecule delivery system) that can be inserted into a viral delivery/expression vector of choice. The cassette enables the vector to express any desired sequence-specific, single-stranded DNA (ssDNA) ODN.

Most human diseases arise from the function or dysfunction of genes within the body, either those of pathogens, such as viruses, or the body's own genes. New technological advances in molecular biology have led to the identification of genes associated with major human diseases and the determination of their genetic basis.

Antisense oligonucleotide technology is providing a highly specific strategy for targeting a wide range of diseases at the genetic level, by interfering with mRNA to inhibit production of disease associated proteins.

In this rapidly expanding market, the race is on to develop ODN drugs for the treatment of diseases such as cancer, HIV, Hepatitis B and a range of inflammatory conditions such as arthritis and psoriasis.

According to The Institute for Human Gene Therapy at the University of Pennsylvania research scientists believe that antisense approaches coupled with available genome and viral genetic information could ultimately lead to viable genetic medical therapies. Currently, there are two major types of antisense molecules used in antisense strategies. The first uses RNA to form duplexes with cellular RNA. RNA expression vectors offer high transfection rates, cell targeting, and in vivo transcription of the desired RNA. However, affecting messenger RNA-antisense RNA duplex formation has often proved ineffective because of low hybridization rates to target RNA and a brief antisense RNA half-life due to host-cell mediated degradation.

The second antisense molecule types are ODN's composed of DNA or DNA analogs. DNA oligonucleotide mediated antisense formation with messenger RNA has proved effective in cell culture. Advantages of using DNA oligos are that DNA has a higher binding affinity for cellular RNA than does an RNA molecule and DNA has a longer half-life than RNA. Most importantly, DNA-RNA hybrids activate RNase H, an enzyme which digests the target RNA in the duplex. The RNase H enzymatic activity permanently removes the RNA from the cell and frees the ODN to bind to additional RNAs. This subsequently lowers the amount of DNA ODN's required for RNA hybridization and lessens problems caused by toxicity. The list, of viral and chromosomal genes that have been successfully turned off in cell culture, by this antisense mechanism, is fast growing and the number of patents issued on specific genetic sequences for antisense use is also expanding rapidly. There are approximately 600 such U.S. patents at this writing.

Heretofore, DNA and DNA analog ODN mediated antisense strategies have been ineffective as an antisense therapy in living organisms. In contrast to RNA vectors, no effective ssDNA vector has previously been designed which can bind, penetrate, and synthesize ssDNA in cells and tissues of living animals. The DNA ODN antisense approach has worked well in vitro but not in vivo because cells cultured in vitro, e.g., in cell cultures, can be saturated with the ODN, a factor that is not practical in the living organism. In fact, even with liposome uptake enhancers and chemical modifications to the DNA backbone, which increase half-life, the requisite quantity of DNA oligos introduced into the organism is often toxic. Animal studies have shown this approach to induce hypotension, renal failure, coma, and death.

The CytoGenix, Inc. proprietary technology merges the above antisense approaches. Our new technology allows a delivery/expression vector to bind cells, enter the cell, and replicate. Our cassette, when inserted into the desired targeting vector, will express sequence-specific ssDNA rather than RNA. The ssDNA (1) can be regulated to attempt expression of ssDNA at therapeutic but subtoxic levels, (2) is sequence specific and possesses a relatively long half-life, (3) can be targeted to multiple sites on a target RNA or be targeted to multiple target RNAs, (4) provide binding sites for DNA- binding proteins, and (5) induce RNase H activity freeing the ssDNA to hybridize with other RNAs.

DEVELOPMENT TO DATE

The ssDNA expression vector technology (antisense molecule delivery system) was developed as the direct result of an exclusive license and sponsored research agreement with Dr. Charles Conrad and InGene, Inc. Dr. Conrad first invented and filed a patent on the precursor technology of expressing single strands of sequence specific DNA in bacteria as a research laboratory technique, not contemplating any therapeutic use in living organisms.

CytoGenix personnel became aware of the technique through a mutual patent attorney and negotiated the license and a continuing sponsored research agreement to revive the patent and to expand and refine the technology for possible use in human and animal therapies. Each of these developments was reported in detail in press releases which are available on the company website.

Beta test kits of the ssDNA vector have been provided at cost of $250.00 by CytoGenix to 12 universities and commercial biotech R&D companies in order to demonstrate and validate the CytoGenix research results through impartial third party testing. Additional live animal (IN VIVO) studies are budgeted for this year beginning with one in progress at the Southwest Foundation for Biomedical Research in San Antonio, Texas where CytoGenix's TroVec(TM) technology will be used to deliver molecules that are believed to antisense SIV (Simian Immuno Virus) which is the monkey version of HIV.

The technology has been successfully tested by our principal research facility, Ingene, Inc. in various tissue samples. The company has also delivered sample versions of the technology to over a dozen universities for third party validation of the product. The costs of the studies will be funded by the universities. The results of these studies will be published upon their completion sometime in the second quarter 2000. In addition to these ongoing studies the company intends to publish a comprehensive manuscript describing these studies in concert or subsequent to the issuance of its first patent expected in March, 2000.

Having developed an effective technology for the delivery of therapeutic antisense molecules, the choice is how to most effectively get the products resulting from the technology into the health care marketplace.

The company has spent approximately $1,000,000 per year for the past two years on research and development activities.

To date there are limited ways to deliver single stranded DNA oligonucleotides into cells, but they are not reliable and can only be used in limited applications. The company's ssDNA expression vector can be used in very broad applications and can be delivered safely into the cells of living animals. To our knowledge there is no effective competition to the company's proprietary technology. On December 28, 1998 the United States Patent Office (USPTO) notified the company that it has allowed all the claims contained in the patent application for the company's single stranded DNA expression vector. The Patent is expected to issue in March, 2000.

The company has 7 full time employees.

Dr. Jonathan Elliston was hired on September 1, 1999 as Director of Strategic Planing and Intellectual Property. Ms. Kim Totsky was hired as an Executive Assistant. The five Officers of the company are described in Item 5,"Directors, Officers, Promoters and Control Persons."

Regulatory Issues

The FDA approves compounds that have been demonstrated both safe and effective as individual parts and in combination. The safety of our vector by itself is easily demonstrated since it has no efficacy by itself. The task is to prove . safety with a sufficient number of efficacious ODN to comfortably extrapolate universal safety of the vector alone.

The FDA recognizes different categories of disease that deserve different approval standards. The most lenient is accorded to those drugs that have been designated "compassionate use" in that any dangers or side effects they may exhibit are less harmful than those inherent in the disease itself when compared with the potential benefits.

Certain diseases have been designated as "orphan" diseases in that there are so few cases that the major drug companies cannot justify the expense of investigational development and submitting to the full approval process. Many of the orphan diseases, although rare, are nonetheless devastating to the patients and their families from both a physical and financial point of view. The FDA therefore, has afforded less rigorous requirements for their approval.

Accordingly, application for approval of disease specific ODN's for "orphan" drugs with "compassionate use" status offer the easiest and fastest way to demonstrate the safety of our vector and the efficacy of the specific ODN's in combination.

Although this approach does not represent enormous profit potential in the early stages, it minimizes the expense and time involved in gaining the first set of approvals. Therefore, an important component of the company's regulatory strategy involves cycling through a number of applications to the FDA beginning with the simplest and easiest to win approval. The Company is now in the process of deciding which applications should be best.

Company Technology

The technology that became the ssDNA IEV was invented by an MD, Dr. Charles Conrad, founder of InGene, Inc and a practicing neural oncologist. The technology was exclusively licensed and developed under a sponsored research agreement by CytoGenix, Inc.. The United States Patent Office (USPTO) has allowed all the claims and the first ssDNA IEV patent is scheduled to be issued in March 2000. Patent filings including co-inventions by CytoGenix, Inc. scientists and Dr. Conrad are in process. The company has also initiated work on additional technologies and is in the process of filing patents with the USPTO.

The company has developed a "cassette" that can be inserted into a viral delivery/expression vector of choice. The cassette enables the vector to express any desired sequence-specific, single-stranded DNA (ssDNA) oligonucleotide.

Most human diseases arise from the function or dysfunction of genes within the body, either those of pathogens, such as viruses, or the body's own genes. New technological advances in molecular biology have led to the identification of genes associated with major human diseases and the determination of their genetic basis.

Antisense oligonucleotide technology is providing a highly specific strategy for targeting a wide range of diseases at the genetic level, by interfering with mRNA to inhibit production of disease associated proteins.

In this rapidly expanding market, the race is on to develop oligonucleotide drugs for the treatment of diseases such as cancer, HIV, Hepatitis B and a range of inflammatory conditions such as arthritis and psoriasis.

According to The Institute for Human Gene Therapy at the University of Pennsylvania research scientists agree that antisense approaches coupled with available genome and viral genetic information will ultimately lead to viable genetic medical therapies. Currently, there are two major types of antisense molecules used in antisense strategies. The first uses RNA to form duplexes with cellular RNA. RNA expression vectors offer high transfection rates, cell targeting, and in vivo transcription of the desired RNA. However, affecting messenger RNA-antisense RNA duplex formation has often proved ineffective because of low hybridization rates to target RNA and a brief antisense RNA half-life due to host-cell mediated degradation.

The second antisense molecule types are oligonucleotides composed of DNA or DNA analogs. DNA oligonucleotide mediated antisense formation with messenger RNA has proved effective in cell culture. Advantages of using DNA oligos are that DNA has a higher binding affinity for cellular RNA than does an RNA molecule and DNA has a longer half-life than RNA. Most importantly, DNA-RNA hybrids activate RNase H, an enzyme which digests the target RNA in the duplex. The RNase H enzymatic activity permanently removes the RNA from the cell and frees the oligo to bind to additional RNAs. This subsequently lowers the amount of DNA oligos required for RNA hybridization and lessens problems caused by toxicity. The list, of viral and chromosomal genes that have been successfully turned off in cell culture, by this antisense mechanism, is fast growing and the number of patents issued on specific genetic sequences for antisense use is also expanding rapidly. There are approximately 600 such U.S. patents at this writing.

Heretofore, DNA and DNA analog oligonucleotide mediated antisense strategies have been ineffective as an antisense therapy in living organisms. In contrast to RNA vectors, no effective ssDNA vector has previously been designed which can bind, penetrate, and synthesize ssDNA in cells and tissues of living animals. The DNA oligonucleotide antisense approach has worked well in vitro but not in vivo because cells cultured in vitro, e.g., in cell cultures, can be saturated with the oligonucleotide, a luxury that is not practical in the living organism. In fact, even with liposome uptake enhancers and chemical modifications to the DNA backbone, which increase half-life, the requisite quantity of DNA oligos introduced into the organism is often toxic. Animal studies have shown this approach to induce hypotension, renal failure, coma, and death.

The CytoGenix, Inc. proprietary technology merges the above antisense approaches. Our new technology allows a delivery/expression vector to bind cells, enter the cell, and replicate. Our cassette, when inserted into the desired targeting vector, will express sequence-specific ssDNA rather than RNA. The ssDNA (1) can be regulated to attempt expression of ssDNA at therapeutic but subtoxic levels, (2) is sequence specific and possesses a relatively long half-life, (3) can be targeted to multiple sites on a target RNA or be targeted to multiple target RNAs, (4) provide binding sites for DNA- binding proteins, and (5) induce RNase H activity freeing the ssDNA to hybridize with other RNAs.

Item 2.           Management's Discussion and Analysis or Plan of Operation

The company has budgeted $2,000,000 for operations in fiscal year 2000. $840,000 has been allocated for General & Administrative costs. $930,000 has been allocated for Research & Development including 6 animal studies. The scientific protocols will be determined in March 2000. $230,000 will be reserved for contingencies. The company will rely on equity financing to attain it's working capital requirements.

The traditional method of developing the business aspects of this type of biomedical technology is through licensing the use of the technology to other biomedical entities (biotechs who have developed therapeutic molecules in need of compatible delivery methodology), or to pharmaceutical companies who will combine it with therapeutic molecules they have licensed from other biotechs. It is not uncommon to form strategic alliances with larger biotech companies or pharmaceutical companies to collaborate on further research and development. Historically, it is not uncommon for smaller biotechs like CytoGenix to be acquired or merge with companies with compatible and complementary technology. CytoGenix is keeping its options open and will select the route that is most advantageous to the shareholders.

There are currently over 600 U.S. patents for ODN's with therapeutic potential, each of which is a prospective license for the CytoGenix antisense molecule delivery technology. Our standard license calls for a $100,000 initiation fee, and a maintenance fee of $15,000 per year versus an 8% royalty, whichever is greater. We anticipate 12 to 15 licenses during the calendar year 2000. The first to be executed in February 2000 with PharmaGenix, LLC, an affiliated company in which CytoGenix is half owner.

CytoGenix has formed a joint enterprise with Professional Compounding Centers of America (PCCA) called PharmaGenix, LLC that will apply part of the nucleic acid technology (synthesized DNA and RNA sequences) to developing non prescription products for distribution through the 2,500 member compounding pharmacies that are affiliated with PCCA.

The objective is to generate sufficient revenue by the end of the year 2000 to support the company's ongoing research and overhead without depending on equity funding and the resultant dilution to shareholders.

Sometimes the alliances are more intended to match financing to innovation than to match complimentary technologies. Each alliance has a valuable role in the biotechnology arena.

Initial contact has been made by various firms that could result in a strategic alliance.

CytoGenix, Inc. ability to continue operations in 2000 depends on its success in obtaining equity financing in an amount sufficient to support its operations through the end of 1999, and in connection therewith, is in negotiations with several parties to obtain such financing.

Thus far the major role of management has been to obtain the funding for the research, monitoring the progress, husbanding intellectual property, and development of the technology.

1) The decision was made early on that equity funding would be the primary source with an eye to grants whenever possible. Debt has not been an option.

2) The management team has successfully kept the G&A extremely low and dedicated the largest share of available funds for research and development.

3) The Company has vigorously pursued prosecution of patents for both its licensed technology and internally developed technology. The first of such has been allowed and is scheduled for issue by November, 1999.

4) The combination of Beta Tests and RFP's assures a flow of corroborative data while new approaches and technologies are tested.

The strategy from this point forward is simple:

1) Provide the ssDNA IEV Test Kits (product samples that may not be reverse engineered) to as many respected investigators as possible at cost so that they can demonstrate the efficacy of our proprietary vector by delivering their own patented oligos.

2) Complete primate studies being conducted at The Southwest Foundation for Biomedical Research, San Antonio, Texas to prove in vivo expression in pharmacologically significant quantities. The research is intended to turn off or antisense the SIV virus. Results of such studies are expected by the spring of 2000.

3) Identify promising "compassionate use" therapies that qualify for fast-track FDA approval to demonstrate safety and efficacy in human trials.

This strategy has been initiated and is progressing with deliberate speed. In addition, the company is posting Requests for Proposals (RFP) from interested and competent research facilities to conduct in vivo studies from a list suggested by the CytoGenix, Inc. Scientific Advisory Board.

In Kind Stock Swap

In January 1999 rules governing Regulation D, 504 Private Placements were amended by the U.S. Securities and Exchange Commission whereby issuers were compelled to offer one year restricted stock to suitable investors. Prior to this amendment, issuers were permitted to offer freely transferable shares to investors, typically at a slight discount to market in order to secure equity financing. This new rule governing equity financing in the opinion of the company placed shareholders at a large disadvantage due to the fact that in order to secure funds for continued operations management would be forced to offer unusually large discounts to market in consideration for the one year restriction for sale of securities.

To continue to fund future operations of the company the management of CytoGenix, Inc. decided to offer all current shareholders the opportunity to exchange their freely transferable shares for one year restricted shares at a 2 for 1 ratio.

On or about May 13, 1999 management decided not to attempt a Rule 504 offering which had previously been the company's main method of raising investor equity and to instead offer existing shareholders the opportunity to exchange with the Company one share of free trading stock held by the shareholder for two shares of restricted stock to be issued by the Company. The Company initially proposed to issue a total of 20,000,000 restricted trading shares in exchange for 10,000,000 free trading shares. The free trading shares would then be sold in the market and privately by the Company which would use the funds obtained for general corporate purposes. Between, May 16, 1999 and August 21, 1999, a total of 424 existing shareholders agreed to exchange a total of 5,825,761 free trading shares for 11,651,522 restricted shares. The Company then in a series of brokerage and private transactions sold a total of 2,611,572 purportedly free trading shares in the market realized a total of $ 1,367,813 as a result of such activity. The Company retained a total of 3,214,189 shares which it received from shareholders in the treasury of the Company.

No Form D relating to the Exchange offering was filed with the Securities and Exchange Commission. The SEC has challenged that the shares sold in the market were exempt from registration.

The Company disputes the following assertions, but it is possible that the sale of the free trading shares described above may have violated securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. There can be no assurance that the SEC or applicable state authorities will not pursue any enforcement action. The Company disputes any such liability.

Additionally, while the Company also disputes the following assertions, it is possible that shareholders who purchased the shares described above in market transactions may have the right under state and federal securities laws to require the Company to repurchase their shares, for the amount originally paid, plus interest. The Company disputes any such liability.

Based up on the best information available to the Company at this time, the Company has calculated a range of possible, but disputed, exposure that exists for the Company in light of the disputed civil liabilities described above.

Accordingly, in the event these disputed civil liabilities were successfully asserted, the Company could be liable to certain shareholders who purchased the securities in market transactions in an amount of approximately $ 1,367,813 , plus interest. This range of possible exposure is calculated by reference to the average closing price for a share of the Company's common stock, weighted for reported daily volume, during the period May 16, 1999 to January 31, 2000; the number of shares possibly sold during the same period of time; and the closing price of one share on January 31 , 2000. The foregoing range could be adjusted higher or lower depending upon adjustments to any of the referenced items and as any new information become available to the Company.

Shareholders were notified of the In Kind Stock Swap via public press releases, information contained on the Internet and through bulletins issued by the Depository Trust Company (DTC).

The company's transfer agency, Nevada Agency and Trust Company (NATCO) of Reno, Nevada acted as trustee for the exchange and was issued 20,000,000 shares to implement the transaction.

The results of the completion of the In Kind Stock Swap are;

Number of one year restricted shares issued:                   11,651,522 shares
Number of freely transferable shares transferred to treasury:   5,825,761 shares
Number of freely transferable shares sold from treasury:        2,611,572 shares
Number of freely transferable shares remaining in treasury:     3,214,189 shares

The remaining 8,348,478 shares of the 20,000,000 issued to the trustee NATCO were retired back to authorized and un-issued upon completion of the exchange.

The total number of shares outstanding as of September 27, 1999 is 28,814,442 common.

DIVESTITURE OF PHYSICAL THERAPY ASSOCIATES

One of the early research objectives of CytoGenix was to define and develop a method of processing human stem cells (from bone marrow) back to the state of total potential (totipotency) that they had as first stage development after fertilization, then selectively differentiate the cells to early stage (pluripotent) nerve cells. These cells should then have the potential of regenerating and reconnecting nerve cells for treatment of brain disorders and nerve damage like severed spinal cords. In countries where fetal tissue research is allowed, like Australia and most of Europe, the effectiveness of the totipotent tissue in nerve cell repair has been demonstrated. This new approach could be even more effective because it would eliminate any problem of rejection because it would be made from the patients own cells.

CytoGenix purchased Physical Therapy Associates with stock for equity (1.5million shares) in order to acquire the technical expertise in traditional nerve damage therapy and to provide a platform for future clinical trials contemplated after the necessary molecular biology research was completed.

This line of research was subsequently suspended when the more promising antisense molecule delivery (ssDNA expression vector) technology was identified. The nerve damage repair research was indefinitely postponed because of insufficient resources to pursue both research objectives simultaneously.

CytoGenix divested PTA, who repaid 1,000,000 shares but retained the balance (500,000 shares) as compensation for good faith services provided, and to reserve the option of revisiting the research when available resources allow.

Change in Management

In May of 1999 Laurence Mealey, CEO of the company died, subsequently Mike Skillern assumed the position of temporary CEO and President. On September 1, 1999 Malcolm Skolnick was appointed as CEO and President of the Company. He was also appointed as a director of the company beginning September 1, 1999 for a term of three years.

Lawrence Wunderlich, Vice President of Finance and Corporate Secretary was also appointed to the Board of Directors on September 1, 1999 for a term of three years.

Item 3.           Description of Property.

The Company's corporate executive offices are located at 1501 Winrock, #9909, Houston, Texas 77057. The Company has occupied this approximate 1100 square foot unit since August 1998. The facility is in excellent condition and is adequate for corporate use. Rent on the facility is $775.00 per month.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.

Principal Shareholders

The following table sets forth the name and address, as of September 30, 1999, and the approximate number of Shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each Officer and Director, and all Officers and Directors as a group.

Name of                            Number of                 Percent of
Beneficial Owner                  Shares Owned              Shares Owned
---------------------------       ------------              ------------
Skillern Family Partnership         2,000,000                 6.9%   D,O
2900 South Gessner #504             common
Houston, Texas 77063


Dell T. Gibson                      1,150,000                 3.9%   D,O
6524 San Felipe #388                common
Houston, Texas 77057


Gibson Family Partnership           569,399                   1.9%
6524 San Felipe #388                common
Houston, Texas, 77057


Lawrence Wunderlich                 150,000                    .5%   D,O
6524 San Felipe #388                common
Houston. TX 77057


Mike Walters, L.P.T.                500,000                   1.7%    D
1220 Blalock #220                   common
Houston, Texas 77055


Malcolm Skolnick, Ph.D. J.D.        1,100,000                 3.8%     D,O
6524 San Felipe #388                common
Houston, Texas   77057


D     A Director of Company
O     An Officer of Company

Officers and Directors as a group:  5,469,399                 18.9%
                                    Common

Item 5.           Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth certain information with respect to each of the Directors, executive Officers, key employees and control persons of the Company.

NAME                             TITLE

Malcolm Skolnick           63    Chief Executive Officer, President, Director
                                 Term of Office:    9/30/99 to 9/30/02

Dell Gibson                61    Executive Vice President, Chairman of the Board
                                 Term of Office:    9/10/98 to 9/10/02

Mike Skillern              32    Vice President Research & Development, Director
                                 Term of Office:   9/10/98 to 9/10/01

Lawrence Wunderlich        41    Vice President, Finance, Director
                                 Term of Office    9/30/99 to 9/10/02

Michael Walters            65    Director
                                 Term of Office    9/10/98 to 9/10/01

None of the members of Management are related. The Company has entered into agreements with the officers of the Company where they are paid salary of $60,000 each per year. Such payment can be made in form of cash or restricted common stock at the prevailing ask price of the stock. The officers are given the option of accruing cash payments until such time as the Company can afford to make such payments, in the opinion of the Board of Directors. The payment of stock is based on the closing asked price of the Company's common stock on the 1st and 15th of each month for the preceding pay period.

Malcolm Skolnick has been the Chief Executive Officer and President of the Company since September 1, 1999. Prior to that time and for the last 30 years Dr. Skolnick was a Professor in the University of Texas Health Sciences Center at Houston. Dr. Skolnick received a Ph.D. in physics from Cornell University and a J.D. from the University of Houston. He is licensed to practice law in Texas and is a registered patent attorney.

Mr. Skillern has been an officer of the company since February 1995. Prior to that he attended Texas Tech University before working for the State of Texas Senate. In 1986 Mr. Skillern worked as Vice President of Finance for Doctors' Insurance Exchange in Houston, Texas where he arranged credit lines and partnership financing exceeding $1,000,000. Mr. Skillern is the founder and currently serves as a Director and Vice President of Research and development for CytoGenix, Inc. Mr. Skillern serves as one of three general partners for Skillern Family Partnership,LTD. which owns 2,000,000 common shares of the Company.

Mr. Gibson has been an officer of the company since February, 1995. He graduated from the University of Texas in Austin and has done post graduate work there. After U.S. Army service in Europe, Mr. Gibson has worked in a wide variety of Sales, Marketing and Management positions with companies such as Searle Cardio Pulmonary Instruments and AMSCO Rehab. Mr. Gibson currently serves as Vice President and Director for CytoGenix, Inc. Mr.
Gibson owns 1,150,000 common shares of The Company. Mr. Gibson serves as one of three general partners for the Gibson Family Partnership which owns 569,399 shares.

Mr. Wunderlich worked as a financial consultant at the investment banking firm of Josephthal and Company from October 1996 until August 1998. At that time Mr. Wunderlich joined the management team of CytoGenix, Inc.
as Vice President of Finance. Prior to his employment with Josephthal, Mr. Wunderlich co-owned The Language Loop from 1991 to 1996 and held the position of President. The company was a translation and interpreting service provider to international companies. Mr. Wunderlich is fluent in German and Russian. Mr. Wunderlich attended the University of Vienna and Manhattan College in Riverdale, New York. He owns 150,000 shares.

Michael Walters, L.P.T. has been a Director since February, 1995 and is a Licensed Physical Therapist and has been in private practice for over 36 years. During this time he has been associated with the Brook Army Hospital Burn Center in San Antonio, Texas and trained in that facility. He has also served and trained in the trauma ward in this same facility. Michael Walters owns 500,000 shares of Cryogenic Solutions, Inc. common stock.

An equity interest in The Company will be made available, on an incentive basis, to all employees, through an incentive and non-qualified stock option plan.

Item 6.           Executive Compensation

The Company has entered into agreements with the officers of the Company where they are paid salary of $60,000 each per year. Such payment can be made in form of cash or restricted common stock at the prevailing ask price of the stock. The officers are given the option of accruing cash payments until such time as the Company can afford to make such payments, in the opinion of the Board of Directors. The payment of stock is based on the closing asked price of the Company's common stock on the 1st and 15th of each month for the preceding pay period.

Item 7.           Certain Relationships and Related Transactions

Management is unaware of any other interests of its officers and directors that may create a potential conflict of interest with the Company.

Item 8.           Legal Proceedings.

The Company has no pending litigation.

Item 9.           Market for Common Equity and Related Stockholder Matters.

Principal Market

The Company's securities are traded on the NASD electronic bulletin board, quotations for which are under the symbol "CYGX." The market makers are:
Herzog, Heine, Geduld, Inc
USCC Trading/A Division of Fleet Securities
WM.V. Frankel & Co. Inc.
Hill Thompson Magid & Co., Inc.
Wein Securities Corp.
Sharpe Capital, Inc.
Knight Securities, Inc.
Waterhouse Securities, Inc.
Advanced Clearing, Inc.
Continental Broker-Dealer Corp.
Brown & Company Securities Corporation
GVR Company

Bid Information

The high and low bid price for the Company's common stock for each quarter within the last two fiscal years, as received from OTC Bulletin Board follows. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                               High     Low
                                               ----     ---
            Third Quarter Ending 09/30/99      .51      .48
            Second Quarter Ending 06/30/99     .66      .62
            First Quarter Ending 03/31/99      .94      .91

Fiscal  Year  Ending  December 31, 1998
            Fourth Quarter Ending 12/31/98     .54      .51
            Third Quarter Ending 09/30/98      .59      .56
            Second Quarter Ending 06/30/98     .75      .63
            First Quarter Ending 03/31/98      .35      .34

Fiscal   Year Ending  December 31, 1997
            Fourth Quarter Ending 12/31/97     .48      .43
            Third Quarter Ending 09/30/97      .20      .20
            Second Quarter Ending 06/30/97     .30      .30
            First Quarter Ending 03/31/97      .18      .18

Stockholders

There approximately 1260 shareholders of record for the Company as of the date of this submission. Dividends To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada corporate law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Item 10.    Recent Sales of Unregistered Securities.

The following tables outlines all securities the Company sold or issued within the past three years without registering the securities under the Securities Act, Regulation D Rule 504 (an exemption from registration).

               Type          Number of      Number of
Date       of Security   Securities Issued  Investors     Consideration
--------   -----------   -----------------  ---------   ------------------
03/25/97   Common        3,687,425          5           Received par value
                                                        $.001 for a total
                                                        of $3,687.00
                                                        to Skillern Family
                                                        Partnership, Dell
                                                        Gibson, Malcolm
                                                        Skolnick, Susan
                                                        Kerr, Alex Bernal.

03/11/98   Common        1,283,960           9          Received par value
                                                        $.001 for a total
                                                        of $1,283.00
                                                        to Craig Tomlinson,
                                                        Gibson Family Family
                                                        Partnership, Malcolm
                                                        Skolnick, Mark Wisner,
                                                        Charles Conrad,
                                                        Charles Boyd,
                                                        Harry Morgenthal,
                                                        William Waldroff,
                                                        Skillern Family
                                                        Partnership.

03/26/98   Common        30,000              1          Received par value
                                                        $.001 for a total
                                                        of $30.00 to Allan
                                                        Richardson.

07/16/98   Common        980,000             7          Received par value
                                                        $.001 for a total
                                                        of $980.00
                                                        to InGene Inc.,
                                                        Ellis Gibson,
                                                        Charles Bardwell,
                                                        Dell Gibson,
                                                        Laurence Mealey,
                                                        Craig Tomlinson,
                                                        Steven Sloat.

Item 11.    Description of Securities

General

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of Directors, with the result that the holders of more than 50% of the Shares voted for the election of Directors can elect all of the Directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore, in the event of liquidation, dissolution or wind up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of Shares of Common Stock as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. The Company has not issued any Preferred Stock. However, the Preferred Stock if issued, may contain special preferences as determined by the board of Directors of the Company, including, but not limited to, the bearing of interest and convertibility into Shares of Common Stock of the Company.

Item 12.    Indemnification of Directors and Officers.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the Officers and Directors of the Company in most cases for any liability suffered by them or arising out of their activities as Officers and Directors of the company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law.

Item 13.    Financial Statements.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                /s/ LAWRENCE WUNDERLICH
                                    Lawrence Wunderlich, Chief Financial Officer
                                                   (Registrant)



Date_________________________   By______________________________________________
                                                    (Signature)*



*Print the name and title of each signing officer under his or her signature.

                                CYTOGENIX, INC.
                         (A Development Stage Company)
                                 BALANCE SHEET
                 As of September 30, 1999 and December 31, 1998
                                  (UNAUDITED)

                                                   SEP' 30, 1999    DEC' 31, 1998
                                                   -------------    -------------
ASSETS

    CURRENT ASSETS
       CHECKING/SAVINGS
          COASTAL ..............................   $   28,274.29    $  173,231.84
          DONALDSON, LUFKIN & JENRETTE -MM .....            4.81

                                                   -------------    -------------
       TOTAL CHECKING/SAVINGS ..................   $   28,279.10    $  173,231.84

       OTHER CURRENT ASSETS
          OTHER CURRENT ASSETS

             FEDERAL INCOME TAX WITHHELD .......   $       18.65
             PETTY CASH ........................          600.00    $      600.00
                                                   -------------    -------------
       TOTAL OTHER CURRENT ASSETS ..............   $      618.65    $      600.00
                                                   -------------    -------------
    TOTAL CURRENT ASSETS .......................   $   28,897.75    $  173,831.84

    FIXED ASSETS

       RESEARCH AND DEVELOPMENT ASSET

          COMPUTER EQUIPMENT ...................   $    2,079.24    $       79.24
          CYROSTORAGE ..........................        1,457.91         1,457.91
          FREEZER ..............................          600.00         3,000.00
          PHOENIX-CENTRIFUGE/MICROSCOPE ........        2,500.00         2,500.00
          PHOENIX-MICROSCOPE ...................        1,259.91         1,259.91
          PHOENIX -1/2 CENTRIFUGE ..............        1,982.34         1,982.34
          PHOENIX EQUIPMENT-INCUBATOR ..........        4,319.08         4,319.08
          REFRIGERATOR .........................          400.00
          SHAKER BATH ..........................        1,800.00
          SHELVES FOR LAB ......................          291.36           291.36
          STRALIGENE-PCR MACHINE ...............        8,177.74         8,177.74
          VWR-INCUBATOR ........................        2,208.21         2,208.21
          VWR-WATER BATH/PLATFORM ..............        3,742.23         3,742.23
          ACC. DEPRECIATION ....................      (16,785.24)       -9,970.74
                                                   -------------    -------------
       TOTAL RESEARCH AND DEVELOPMENT ASSET ....   $   14,032.78    $   19,047.28
    TOTAL FIXED ASSETS .........................   $   14,032.78    $   19,047.28
    OTHER ASSETS
       DEVELOPMENT STAGE EXPENSES

          ACCOUNTING FEES ......................   $   22,664.62    $    8,395.00
          ADVERTISING ..........................       18,963.64        16,813.87
          AUTO ALLOWANCE .......................        3,300.00           600.00
          AUTO INSURANCE .......................        2,986.58         2,986.58

                                                Accompanying Notes to Statements

                                CYTOGENIX, INC.
                         (A Development Stage Company)
                            BALANCE SHEET - Continued
                 As of September 30, 1999 and December 31, 1998
                                  (UNAUDITED)



                                                   SEP' 30, 1999   DEC' 31, 1998
                                                   -------------   -------------

   AUTO MILEAGE REIMBURSEMENT ..................          227.50          227.50
   AUTO REPAIRS ................................          681.12          681.12
   AUTO-LEASE ..................................        6,244.81        1,414.52
   AUTO-MISCELLANEOUS EXPENSE ..................          192.47          120.17
   AUTO-PARKING/TOLLS ..........................          435.71          422.71
   BANK SERVICE CHARGES ........................          786.23          516.23
   CELLULAR PHONE EXP ..........................        1,266.98        1,266.98
   DOMAIN REG ..................................          210.00
   COMPUTER-RELATED EXPENSES ...................        3,685.85        1,120.28
   FIXED ASSET
      COMPUTER EQUIPMENT .......................       14,261.75   $   12,668.73
      OFFICE EQUIPMENT .........................        1,491.71   $    1,210.54
      TELEPHONES, ETC ..........................          966.39          966.39
                                                   -------------   -------------
   TOTAL FIXED ASSET ...........................   $   16,719.85   $   14,845.66

   FREIGHT/DELIVERY ............................        2,775.66        2,527.21
   INVESTIGATORY EXPENSES ......................          624.83           60.83
   LEGAL FEES ..................................       84,525.84       48,620.90
   MEALS AND ENTERTAINMENT .....................        4,574.33        3,784.22
   MEDICAL INSURANCE ...........................       38,668.53        7,861.53
   MISCELLANEOUS EXP ...........................       13,765.76       12,965.93
   OFFICE SUPPLIES/EXPENSES ....................       15,932.11       12,019.22
   PAYROLL EXPENSES ............................      438,805.29      191,747.34
   PROFESSIONAL FEES ...........................      164,258.04      134,011.54
   REGISTERED AGENT'S FEE ......................          570.00          570.00
   RENTAL OF OFFICE SPACE ......................       19,950.00       12,925.00
   TELEPHONE ...................................       28,315.81       13,936.19
   TELEPHONE MESSAGE SERVICE ...................        1,084.17        1,084.17
   TRAVEL  EXPENSES ............................        8,801.59        6,620.07
   UTILITIES ...................................        1,285.42          288.23
                                                   -------------   -------------
TOTAL DEVELOPMENT STAGE EXPENSES ...............   $  902,302.74   $  498,433.00
DEPOSITS

   OFFICE DEPOSIT ..............................   $      250.00   $      250.00
   TELEPHONE SERVICE ...........................          260.00          260.00
                                                   -------------   -------------
TOTAL DEPOSITS .................................   $      510.00   $      510.00

INVESTMENT

   QUATUM BIT INDUCTION TECHNOLOGY .............   $   10,100.00
                                                   -------------
TOTAL INVESTMENT ...............................   $   10,100.00
ORGANIZATIONAL EXPENSES
   ACCOUNTING FEES .............................   $    2,595.00   $    2,595.00

                                                Accompanying Notes to Statements

                                CYTOGENIX, INC.
                         (A Development Stage Company)
                            BALANCE SHEET - Continued
                 As of September 30, 1999 and December 31, 1998
                                  (UNAUDITED)


                                                          SEP' 30, 1999    DEC' 31, 1998
                                                          -------------    -------------
          FREIGHT/DELIVERY ............................   $      249.00           249.00
          LEGAL FEES ..................................   $    3,275.00         3,275.00
          OFFICE SUPPLIES/EXPENSES ....................   $      185.29           185.29
          PROFESSIONAL FEES ...........................   $    1,250.00         1,250.00
          STATE INCORPORATION FEES ....................   $      340.00           340.00
                                                          -------------    -------------
       TOTAL ORGANIZATIONAL EXPENSES ..................   $    7,894.29    $    7,894.29
                                                          -------------    -------------
    TOTAL OTHER ASSETS ................................   $  920,807.03    $  506,837.29
                                                          -------------    -------------
TOTAL ASSETS ..........................................   $  963,737.56    $  699,716.41
                                                          =============    =============
LIABILITIES & EQUITY
    LIABILITIES
       CURRENT LIABILITIES

             ACCOUNTS PAYABLE .........................   $   59,377.69    $    3,747.58
             PAYROLL EXPENSE ..........................   $   11,745.99    $    5,867.56
       TOTAL CURRENT LIABILITIES ......................   $   71,123.68    $    9,615.14

       LONG-TERM LIABILITY

       COMMITMENTS AND CONTINGENCIES (NOTE 1)
                                                          -------------    -------------
    TOTAL LIABILITIES .................................   $   71,123.68    $    9,615.14

    EQUITY
       CORP. SHAREHOLDER'S EQUITY

          COMMON STOCK ................................   $   28,814.44    $   17,485.70
          PAID-IN CAPITAL .............................   $1,374,015.15       915,052.44
          TREASURY SHARES .............................   $  (60,000.00)
          CORP. SHAREHOLDER'S EQUITY - OTHER ..........   $   25,000.00
          LESS STOCK SUBSCRIPTIONS ....................   $   (5,825.76)       -2,215.15
       DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE   $ (469,389.95)     -240,221.72
                                                          -------------    -------------
    TOTAL EQUITY ......................................   $  892,613.88    $  690,101.27
                                                          -------------    -------------
TOTAL LIABILITIES & EQUITY ............................   $  963,737.56    $  699,716.41
                                                          =============    =============

                                                Accompanying Notes to Statements

                                 CYTOGENIX, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                      Nine Months Ended September 30, 1999
                                       and
     the Period from February 10, 1995 (Date of Inception) to Sep 30, 1999
                                   (UNAUDITED)


                                                                   FEB. 10, 1995
                                                                  (INCEPTION) TO
                                                     SEP 30, 99     SEP 30, 99
                                                   -------------   -------------

INCOME

   DIVIDEND INCOME .............................   $    1,401.26   $    1,659.29
                                                   -------------   -------------
TOTAL INCOME ...................................   $    1,401.26   $    1,659.29


EXPENSE

   INTEREST PAID ...............................                   $      734.98
   MISCELLANEOUS

      OTHER SPRING VALLEY EXP ..................                   $   10,012.83
      SPRING VALLEY LITIGATION EXP .............                   $    7,398.00
   RENT ........................................                   $      450.00
                                                                   -------------
   TOTAL MISCELLANEOUS .........................                   $   18,595.81


   RESEARCH AND DEVELOPMENT EXPENSE

      BIO RESEARCH FEES ........................   $   12,225.30   $   29,497.80
      BIOTECHNOLOGY ............................      153,575.00      288,717.13
      CONSULTANTS ..............................        2,260.75
      DEPRECIATION EXPENSE .....................        6,814.50       16,785.24
      FREIGHT/DELIVERY .........................           83.98           98.62
      PATENT ATTORNEYS' FEES/EXPENSES ..........       57,470.72       72,814.26
      PAYROLL EXPENSES .........................                       37,615.92
          QUANTUM OPTICS

                                                Accompanying Notes to Statements

                                 CYTOGENIX, INC.
                          (A Development Stage Company)
                       STATEMENT OF OPERATIONS - Continued
                      Nine Months Ended September 30, 1999
                                       and
     the Period from February 10, 1995 (Date of Inception) to Sep 30, 1999
                                   (UNAUDITED)

                                                                      FEB. 10, 1995
                                                                      (INCEPTION) TO
                                                       SEP 30, 99       SEP 30, 99
                                                     -------------    -------------
             SUPPLIES ............................                           300.00
          SUPPLIES

             LAB .................................          400.00         4,063.71


          TRAVEL .................................                    $      300.00
                                                     -------------    -------------
       Total Research and Development Expense ....   $  230,569.50    $  452,453.43
                                                     -------------    -------------
    TOTAL EXPENSE ................................   $  230,569.50    $  471,049.24
                                                     -------------    -------------
NET DEFICIT FROM OPERATIONS ......................   $ (229,168.24)   $ (469,389.95)

Deficit Accumulated During the Development

       STAGE AT THE BEGINNING OF THE PERIOD ......   $ (240,221.72)               0
                                                     -------------    -------------

DEFICIT ACCUMULATED DURING THE DEVELOPMENT

       STAGE AT THE END OF THE PERIOD ............   $ (469,389.96)   $ (469,389.95)
                                                     -------------    -------------

                                                Accompanying Notes to Statements

                                 CYTOGENIX, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                      Nine Months Ended September 30, 1999
                                       and
   the Period from February 10, 1995 (Date of Inception) to September 30, 1999
                                   (UNAUDITED)


                                                                  FEB. 10, 1995
                                                                  (Inception) to
                                                 SEP 30, 1999      30-SEP-99
                                                 -------------    -------------
STOCKHOLDERS' EQUITY: COMMON STOCK ...........   $   11,328.74    $   28,814.44

STOCKHOLDERS' EQUITY: PAID-IN CAPITAL ........      458,962.71     1,374,015.15

CORP. SHAREHOLDER'S EQUITY - OTHER ...........       25,000.00        25,000.00

LESS STOCK SUBSCRIPTIONS .....................       -5,825.76        -5,825.76

STOCKHOLDERS' EQUITY: TREASURY STOCK .........      -60,000.00       -60,000.00
                                                 -------------    -------------

    TOTAL ....................................   $  429,465.69    $1,362,003.83

DEFICIT FROM OPERATIONS ......................   $ (229,168.24)   $ (469,389.95)
                                                 -------------    -------------
TOTAL STOCKHOLDERS' EQUITY....................   $  200,297.45    $  892,613.88
                                                 =============    =============

                                                Accompanying Notes to Statements

                                 CYTOGENIX, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                         Nine Months Ended June 30, 1999
                                       and
   the Period from February 10, 1995 (Date of Inception) to September 30, 1999
                                   (UNAUDITED)

                                                                    FEB. 10, 1995
                                                                   (INCEPTION) TO
                                                    Sep 30, 1999      30-SEP-99
                                                   -------------    -------------
OPERATING ACTIVITIES
      DEFICIT FROM OPERATIONS ..................   $ (229,168.24)   $ (469,389.95)

   ADJUSTMENTS:

      DEPRECIATION EXPENSE .....................        6,814.50        16,785.24
      PETTY CASH ...............................            0.00          -600.00
      ACCOUNTS PAYABLE .........................       55,630.11        59,377.69
      PAYROLL EXPENSE ..........................        5,878.43        11,745.99
      FEDERAL INCOME TAX WITHHELD ..............          -18.65           (18.65)
                                                   -------------    -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES ......   $ (160,863.85)   $ (382,099.68)
                                                   -------------    -------------
INVESTING ACTIVITIES

   RESEARCH AND DEVELOPMENT ASSET ACQUISITIONS .   $   (4,800.00)   $  (33,818.02)
   DEVELOPMENT STAGE EXPENSES ..................   $ (403,880.34)   $ (902,313.35)
   DEPOSITS: OFFICE DEPOSIT ....................            0.00          -510.00
   INVESTMENT-QUANTUM BIT INDUCTION TECHNOLOGY .      -10,100.00       (10,100.00)
   ORGANIZATIONAL EXPENSES .....................            0.00        -7,894.29
                                                   -------------    -------------
NET CASH PROVIDED BY INVESTING ACTIVITIES ......   $ (418,780.34)   $ (954,635.66)
                                                   -------------    -------------
FINANCING ACTIVITIES

   INCREASE DUE TO SALE OF COMMON STOCK ........   $   11,328.74    $   28,814.44
   INCREASE DUE TO ADDITIONAL PAID-IN-CAPITAL ..      458,962.71     1,374,015.15
   INCREASE DUE TO SALE OF STOCK WARRANTS ......       25,000.00        25,000.00
   REDUCTION DUE TO STOCK SUBSCRIPTION .........                        -2,215.15
   REDUCTION DUE TO REPURCHASE OF COMMON STOCK .      -60,000.00       -60,000.00
                                                   -------------    -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES ......   $  435,291.45    $1,365,614.44
                                                   -------------    -------------

                                                Accompanying Notes to Statements

                                 CYTOGENIX, INC.
                          (A Development Stage Company)
                       STATEMENT OF CASH FLOWS - Continued
                         Nine Months Ended June 30, 1999
                                       and
   the Period from February 10, 1995 (Date of Inception) to September 30, 1999
                                   (UNAUDITED)


                                                   JUNE 30, '99    JUNE 30,  '99
                                                  -------------    -------------
Net cash increase for period ..................   $ (144,352.74)   $   28,879.10
CASH AT BEGINNING OF PERIOD ...................      173,231.84                0
                                                  -------------    -------------

CASH AT END OF PERIOD .........................   $   28,879.10    $   28,879.10
                                                  =============    =============

                                                Accompanying Notes to Statements

CYTOGENIX, INC.
(A Development Stage Company)

NOTE  1

On or about May 13, 1999 management decided not to attempt a Rule 504 offering which had previously been the company's main method of raising investor equity and to instead offer existing shareholders the opportunity to exchange with the Company one share of free trading stock held by the shareholder for two shares of restricted stock to be issued by the Company. The Company initially proposed to issue a total of 20,000,000 restricted trading shares in exchange for 10,000,000 free trading shares. The free trading shares would then be sold in the market by the Company which would use the funds obtained for general corporate purposes. Between, May 16, 1999 and August 21, 1999, a total of 424 existing shareholders agreed to exchange a total of 5,825,761 free trading shares for 11,651,522 restricted shares. The Company then in a series of brokerage and private transactions sold a total of 2,611,572 purportedly free trading shares in the market realized a total of $ 1,367,813 as a result of such activity. The Company retained a total of 3,214,189 shares which it received from shareholders in the treasury of the Company.

No Form D relating to the Exchange offering was filed with the Securities and Exchange Commission. The SEC has challenged that the shares sold in the market were exempt from registration.

The Company disputes the following assertions, but it is possible that the sale of the free trading shares described above may have violated securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. There can be no assurance that the SEC or applicable state authorities will not pursue any enforcement action. The Company disputes any such liability.

Additionally, while the Company also disputes the following assertions, it is possible that shareholders who purchased the shares described above in market transactions may have the right under state and federal securities laws to require the Company to repurchase their shares, for the amount originally paid, plus interest. The Company disputes any such liability.

Based up on the best information available to the Company at this time, the Company has calculated a range of possible, but disputed, exposure that exists for the Company in light of the disputed civil liabilities described above.

Accordingly, in the event theses disputed civil liabilities were successfully asserted, the Company could be liable to certain shareholders who purchased the securities in market transactions in an amount of approximately $ 1,367,813 , plus interest. This range of possible exposure is calculated by reference to the average closing price for a share of the Company's common stock, weighted for reported daily volume, during the period May 16, 1999 to January 31, 2000; the number of shares possibly sold during the same period of time; and the closing price of one share on January 31 , 2000. The foregoing range could be adjusted higher or lower depending upon adjustments to any of the referenced items and as any new information become available to the Company.

To the Board of Directors and Stockholders of Cryogenic Solutions, Inc.
6524 San Felipe, Suite 388
Houston, Texas 77057

I have audited the accompanying balance sheet of Cryogenic Solutions, Inc. (a Nevada corporation in the development stage) as of December 31, 1998, and the related statement of operations, stockholders' equity, and cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cryogenic Solutions, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1998, in conformity with generally accepted accounting principles.

Harrie Marie Pollok Operhall,
A Professional Corporation
Houston, Texas

November 11, 1999

                           CRYOGENIC SOLUTIONS, INC.
                         (A Development Stage Company)
                                 BALANCE SHEET
                            As of December 31, 1998

                                                                   DEC' 31, 1998
                                                                   -------------
ASSETS

    CURRENT ASSETS
       CHECKING/SAVINGS

          COASTAL ..............................................   $  173,231.84
                                                                   -------------
       TOTAL CHECKING/SAVINGS ..................................   $  173,231.84
       OTHER CURRENT ASSETS

          PETTY CASH ...........................................   $      600.00
                                                                   -------------
       TOTAL OTHER CURRENT ASSETS ..............................   $      600.00
                                                                   -------------
    TOTAL CURRENT ASSETS .......................................   $  173,831.84
    FIXED ASSETS

       RESEARCH AND DEVELOPMENT ASSET

          COMPUTER EQUIPMENT ...................................   $       79.24
          CYROSTORAGE ..........................................        1,457.91
          FREEZER ..............................................        3,000.00
          PHOENIX-CENTRIFUGE/MICROSCOPE ........................        2,500.00
          PHOENIX-MICROSCOPE ...................................        1,259.91
          PHOENIX -1/2 CENTRIFUGE ..............................        1,982.34
          PHOENIX EQUIPMENT-INCUBATOR ..........................        4,319.08
          SHELVES FOR LAB ......................................          291.36
          STRALIGENE-PCR MACHINE ...............................        8,177.74
          VWR-INCUBATOR ........................................        2,208.21
          VWR-WATER BATH/PLATFORM ..............................        3,742.23
          ACC. DEPRECIATION ....................................       -9,970.74
                                                                   -------------
       TOTAL RESEARCH AND DEVELOPMENT ASSET ....................   $   19,047.28
                                                                   -------------
    TOTAL FIXED ASSETS .........................................   $   19,047.28
    OTHER ASSETS
       DEVELOPMENT STAGE EXPENSES

          ACCOUNTING FEES ......................................   $    8,395.00
          ADVERTISING ..........................................       16,813.87
          AUTO ALLOWANCE .......................................          600.00
          AUTO INSURANCE .......................................        2,986.58
          AUTO MILEAGE REIMBURSEMENT ...........................          227.50
          AUTO REPAIRS .........................................          681.12
          AUTO-LEASE ...........................................        1,414.52
          AUTO-MISCELLANEOUS EXPENSE ...........................          120.17
          AUTO-PARKING/TOLLS ...................................          422.71

SEE ACCOMPANYING FOOTNOTES

                           CRYOGENIC SOLUTIONS, INC.
                         (A Development Stage Company)
                            BALANCE SHEET - Continued
                            As of December 31, 1998


                                                                   DEC' 31, 1998
                                                                   -------------
          Bank Service Charges ................................           516.23
          CELLULAR PHONE EXP ..................................         1,266.98
          COMPUTER-RELATED EXPENSES ...........................         1,120.28
          FIXED ASSET

             COMPUTER EQUIPMENT ...............................    $   12,668.73
             OFFICE EQUIPMENT .................................    $    1,210.54
             TELEPHONES, ETC ..................................           966.39
                                                                   -------------
          TOTAL FIXED ASSET ...................................    $   14,845.66
          FREIGHT/DELIVERY ....................................         2,527.21
          INVESTIGATORY EXPENSES ..............................            60.83
          LEGAL FEES ..........................................        48,620.90
          MEALS AND ENTERTAINMENT .............................         3,784.22
          MEDICAL INSURANCE ...................................         7,861.53
          MISCELLANEOUS EXP ...................................        12,965.93
          OFFICE SUPPLIES/EXPENSES ............................        12,019.22
          PAYROLL EXPENSES ....................................       191,747.34
          PROFESSIONAL FEES ...................................       134,011.54
          REGISTERED AGENT'S FEE ..............................           570.00
          RENTAL OF OFFICE SPACE ..............................        12,925.00
          TELEPHONE ...........................................        13,936.19
          TELEPHONE MESSAGE SERVICE ...........................         1,084.17
          TRAVEL  EXPENSES ....................................         6,620.07
          UTILITIES ...........................................           288.23
                                                                   -------------
       TOTAL DEVELOPMENT STAGE EXPENSES .......................    $  498,433.00
       DEPOSITS

          OFFICE DEPOSIT ......................................    $      250.00
          TELEPHONE SERVICE ...................................           260.00
                                                                   -------------
       TOTAL DEPOSITS .........................................    $      510.00
       ORGANIZATIONAL EXPENSES

          ACCOUNTING FEES .....................................    $    2,595.00
          FREIGHT/DELIVERY ....................................           249.00
          LEGAL FEES ..........................................         3,275.00
          OFFICE SUPPLIES/EXPENSES ............................           185.29
          PROFESSIONAL FEES ...................................         1,250.00
          STATE INCORPORATION FEES ............................           340.00
                                                                   -------------
       TOTAL ORGANIZATIONAL EXPENSES ..........................    $    7,894.29
                                                                   -------------
    TOTAL OTHER ASSETS ........................................    $  506,837.29
                                                                   -------------
TOTAL ASSETS ..................................................    $  699,716.41
                                                                   =============


SEE ACCOMPANYING FOOTNOTES

                           CRYOGENIC SOLUTIONS, INC.
                         (A Development Stage Company)
                            BALANCE SHEET - Continued
                            As of December 31, 1998


                                                                   DEC' 31, 1998
                                                                   -------------
LIABILITIES & EQUITY
    LIABILITIES
       CURRENT LIABILITIES

             ACCOUNTS PAYABLE ..................................   $    3,747.58
             PAYROLL EXPENSE ...................................   $    5,867.56
                                                                   -------------
       TOTAL CURRENT LIABILITIES ...............................   $    9,615.14
                                                                   -------------
    TOTAL LIABILITIES ..........................................   $    9,615.14
    EQUITY

       CORP. SHAREHOLDER'S EQUITY

          COMMON STOCK .........................................   $   17,485.70
          PAID-IN CAPITAL ......................................      915,052.44
          LESS STOCK SUBSCRIPTIONS .............................       -2,215.15
       DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE ........     -240,221.72
                                                                   -------------
    TOTAL EQUITY ...............................................   $  690,101.27
                                                                   -------------
TOTAL LIABILITIES & EQUITY .....................................   $  699,716.41
                                                                   =============


SEE ACCOMPANYING FOOTNOTES

                           CRYOGENIC SOLUTIONS, INC.
                         (A Development Stage Company)
                            STATEMENT OF OPERATIONS
                Year Ended December 31, 1998 and the Period from
           February 10, 1995 (Date of Inception) to December 31, 1998


                                                                   FEB. 10, 1995
                                                                  (INCEPTION) TO
                                                   Dec' 31, 1998   DEC. 31, 1998
                                                   -------------   -------------
INCOME

   DIVIDEND INCOME .............................   $       61.08   $      258.03
                                                   -------------   -------------
TOTAL INCOME ...................................   $       61.08   $      258.03

EXPENSE

   INTEREST PAID ...............................   $        0.90   $      734.98
   MISCELLANEOUS

      OTHER SPRING VALLEY EXP ..................        2,374.32       10,013.83
      SPRING VALLEY LITIGATION EXP .............        9,475.00        7,398.00
   RENT ........................................            0.00          450.00
                                                   -------------   -------------
   TOTAL MISCELLANEOUS .........................   $   11,850.22   $   18,595.81

   RESEARCH AND DEVELOPMENT EXPENSE

      BIO RESEARCH FEES ........................   $    1,500.00   $   17,272.50
      BIOTECHNOLOGY ............................       78,880.79      135,142.13
      CONSULTANTS ..............................                        2,260.75
      DEPRECIATION EXPENSE .....................        5,535.92        9,970.74
      FREIGHT/DELIVERY .........................           14.64           14.65
      PATENT ATTORNEYS' FEES/EXPENSES ..........       12,343.54       15,343.54
      PAYROLL EXPENSES .........................       33,958.34       37,615.92
      QUANTUM OPTICS
         SUPPLIES ..............................                          300.00
      SUPPLIES

         LAB ...................................          298.00         3663.71


SEE ACCOMPANYING FOOTNOTES

                           CRYOGENIC SOLUTIONS, INC.
                         (A Development Stage Company)
                       STATEMENT OF OPERATIONS - Continued
                Year Ended December 31, 1998 and the Period from
           February 10, 1995 (Date of Inception) to December 31, 1998


                                                                  FEB. 10, 1995
                                                                 (INCEPTION) TO
                                                 DEC. 31, 1998    DEC. 31, 1998
                                                 -------------    -------------
          TRAVEL ...............................          0.00           300.00
                                                 -------------    -------------
       TOTAL RESEARCH AND DEVELOPMENT EXPENSE .. $  132,531.23    $  221,883.94
                                                 -------------    -------------
    TOTAL EXPENSE .............................. $  144,381.45    $  240,030.75
                                                 -------------    -------------
NET DEFICIT FROM OPERATIONS .................... $ (144,320.37)   $ (240,221.72)

Deficit Accumulated During the Development

       STAGE AT THE BEGINNING OF THE PERIOD ....    -95,901.35                0
                                                 -------------    -------------

Deficit Accumulated During the Development

       STAGE AT THE END OF THE PERIOD .......... $ (240,221.72)   $ (240,221.72)
                                                 =============    =============

SEE ACCOMPANYING FOOTNOTES

                           CRYOGENIC SOLUTIONS, INC.
                         (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                Year Ended December 31, 1998 and the Period from
           February 10, 1995 (Date of Inception) to December 31, 1998

                                                                         FEB. 10, 1995
                                                                        (INCEPTION) TO
                                                        DEC. 31, 1998    DEC. 31, 1998
                                                        -------------    -------------
   STOCKHOLDERS' EQUITY: COMMON STOCK ...............   $    6,777.81    $   17,485.70

   STOCKHOLDERS' EQUITY: PAID-IN CAPITAL ............      664,040.98       943,484.77

   STOCKHOLDERS' EQUITY: STOCK EXPENSE/ ISSUANCE/SALE      -14,243.70       -28,432.33
                                                        -------------    -------------

      TOTAL .........................................   $  656,575.09    $  932,538.14

   DEFICIT FROM OPERATIONS ..........................   $ (144,320.37)     -240,221.72
                                                        -------------    -------------
TOTAL STOCKHOLDERS' EQUITY ..........................   $ (512,254.72)   $ (692,316.42)
                                                        =============    =============

SEE ACCOMPANYING FOOTNOTES

                           CRYOGENIC SOLUTIONS, INC.
                         (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                Year Ended December 31, 1998 and the Period from
           February 10, 1995 (Date of Inception) to December 31, 1998

                                                                           FEB. 10, 1995
                                                                           (INCEPTION) TO
                                                           DEC. 31, 1998    DEC. 31, 1998
                                                           -------------    -------------
    OPERATING ACTIVITIES
          DEFICIT FROM OPERATIONS ......................   $ (144,320.37)   $ (240,221.72)
       ADJUSTMENTS:

          DEPRECIATION EXPENSE .........................        5,535.92         9,970.74
          PETTY CASH ...................................         -600.00          -600.00
          STOCK SUBSCRIPTIONS ..........................       -2,215.15        -2,215.15
          ACCOUNTS PAYABLE .............................        2,822.58         3,747.58
          PAYROLL EXPENSE ..............................        5,867.56         5,867.56
          OTHER CURRENT LIABILITY: LOAN FROM SHAREHOLDER      -56,040.00             --
                                                           -------------    -------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES ..........   $ (188,949.46)     (223,450.99)
    INVESTING ACTIVITIES

       RESEARCH AND DEVELOPMENT ASSET ACQUISITIONS .....   $   (5,742.25)   $  (29,018.02)
       DEVELOPMENT STAGE EXPENSES ......................     -303,616.41      (498,433.00)
       DEPOSITS: OFFICE DEPOSIT ........................         -250.00          -510.00
       ORGANIZATIONAL EXPENSES .........................       -3,000.00        -7,894.29
                                                           -------------    -------------
    NET CASH PROVIDED BY INVESTING ACTIVITIES ..........   $ (312,608.66)   $ (535,855.31)
    FINANCING ACTIVITIES

       REDUCTION OF SHAREHOLDER LOANS ..................   $  (15,000.00)   $        --
       PURCHASE OF COMMON STOCK ........................        6,777.81        17,485.70
       ADDITIONAL PAID-IN CAPITAL UPON PURCHASE OF STOCK      664,040.98       943,484.77
       PAYMENT OF EXPENSES RELATED TO PURCHASE OF STOCK       -14,243.70       -28,432.33
                                                           -------------    -------------
    NET CASH PROVIDED BY FINANCING ACTIVITIES ..........   $  641,575.09    $  932,538.14
                                                           -------------    -------------
NET CASH INCREASE FOR PERIOD ...........................   $  140,016.97    $  173,231.84
CASH AT BEGINNING OF PERIOD ............................       33,214.87             0.00
                                                           -------------    -------------

CASH AT END OF PERIOD ..................................   $  173,231.84    $  173,231.84
                                                           =============    =============

SEE ACCOMPANYING ACCOUNTANT'S REPORT AND FOOTNOTES

CRYOGENIC SOLUTIONS, INC.
(A Development Stage Company)

NOTE A.-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cryogenic Solutions, Inc. was incorporated in Nevada on February 10, 1995. It is a biotechnology company focusing on controlled cellular dedifferentiation and transdifferentiation processes. The Company has acquired the exclusive rights for applications to a specialized expression vector capable of producing single stranded DNA (ssDNA) in both eukaryotes and prokaryotes.

Equity funding has been the only source of operational and research support from the outset. Capital resources have been carefully husbanded with the bulk of the funding allocated directly to research with administrative overhead held to a minimum.

Depreciation

Currently, depreciation on the research and development equipment is computed using the straight-line method over the assets' expected useful life of 5 years.

Amortization

The development stage expenses and the organization expenses are being capitalized for future amortization purposes, once the corporation begins its business operations of marketing the results of its research to the medical profession to cure its patients of certain ailments.

Income Tax

The financial statements do not include a provision for income taxes because the Corporation has incurred net operating losses for all periods to date. The "Deficit Accumulated During the Development Stage at December 31, 1998" for $ 240,221.72 reflects the net operating loss to date.

NOTE B-DEVELOPMENT STAGE OPERATIONS

The Corporation's operations, as explained in Note A, is still devoted to raising capital, obtaining financing, and providing the funding for the research described in Notes A and D.

NOTE C-PROPERTY AND EQUIPMENT

Property and equipment are individually identified on the Balance Sheet and are stated at cost.

Research and Development equipment is being depreciated using the straight-line method over

CRYOGENIC SOLUTIONS, INC.
(A Development Stage Corporation)

NOTE C-PROPERTY AND EQUIPMENT(Continued)

the useful life of five years of the respective assets.

The General and Administrative equipment has been set up under the Development Stage Expenses and no depreciation has been calculated at this time since the business operations of the business has not begun.

NOTE D-RESEARCH AND DEVELOPMENT EXPENSES

The research and the development of the technology that became known as the ssDNA IEV was invented by an MD, Dr. Charles Conrad, founder of InGene, Inc. and a practicing neural oncologist. The technology was exclusively licensed and developed under a sponsored research agreement by the Corporation. The financial arrangements of the contract are monitored by the Corporation's management.

The research and development expense categories also reflect the expenses of the patent attorneys hired to assist the Corporation in the patent filings of the first ssDNA IEV patent, which is scheduled to be issued in August of l999. Other patent filings include co-inventions by a Corporation scientist and Dr. Conrad.

NOTE E-LOANS FROM SHAREHOLDERS

When the Corporation was initially set up and prior to raising capital, the original officers and shareholders loaned the Corporation funds to pay its expenses. In addition, several of the officers were not paid for services rendered, these expenses were accrued at that time.

During this audit period, the management decided that to meet these obligations any and all shareholder loans were to be repaid by issuance of common stock.